UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 9)
OPENWAVE SYSTEMS INC.
(Name of Subject Company (Issuer))
OREO ACQUISITION CO., LLC
Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.
(Names of Filing Persons (Offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
683718308
(CUSIP Number of Class of Securities)
William R. Lucas, Jr.
Senior Vice President and General Counsel
Harbinger Capital Partners Master Fund I, Ltd.
One Riverchase Parkway South
Birmingham, AL 35244
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
M. Douglas Dunn, Esq.
Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**

$335,233,348	10,291.66
*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The transaction value is calculated by multiplying (x) 40,389,560 Shares (as defined below) of Openwave Systems Inc., by (y) the tender offer price of $8.30 per Share net to the seller in cash.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,291.66	Filing Parties: Oreo Acquisition Co., LLC, Harbinger Capital
Date Filed: May 22, 2007	Partners Master Fund I, Ltd. Harbinger Capital Partners
Form or Registration No.: Schedule TO	Special Situations Fund, L.P.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2007, Amendment No. 1 to the Statement, filed on May 25, 2007, Amendment No. 2 to the Statement, filed on June 6, 2007, Amendment No. 3 to the Statement, filed on June 7, 2007, Amendment No. 4 to the Statement, filed on June 7, 2007, Amendment No. 5 to the Statement, filed on June 8, 2007, Amendment No. 6 to the Statement, filed on June 13, 2007, Amendment No. 7 to the Statement, filed on June 15, 2007, and Amendment No. 8 to the Statement, filed on June 18, 2007 by Oreo Acquisition Co., LLC, a Delaware limited liability company (the “Purchaser”), Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands corporation (the “Harbinger Master Fund”) and Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Harbinger Special Situations Fund” and together with Purchaser, the Harbinger Master Fund, and their affiliates, “Harbinger”). This Amendment relates to the offer (the “Offer”) by Purchaser to purchase 40,389,560 of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”) of Openwave Systems Inc. (“Openwave”) and the associated rights issued under the Poison Pill (defined in the Offer to Purchase) to purchase certain shares of Openwave preferred stock (the “Poison Pill Rights” and, together with the Common Stock, the “Shares”) (which, together with other Shares held by Harbinger, represent approximately 62% of the total outstanding Shares) at a price of $8.30 per Share, net to the seller in cash, without interest thereon, subject to proration and the other terms and conditions set forth in the Offer to Purchase, dated Tuesday, May 22, 2007 (including any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (including any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Statement, respectively.
     The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to Items 1 through 11 of the Statement, and is supplemented by the information specifically provided in this Amendment.
Item 12. Exhibits.
Item 12 is amended and supplemented by adding the following:
(a)(16) Press release, dated June 20, 2007, encouraging stockholders to tender shares today.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OREO ACQUISITION CO., LLC
By:	/s/ William R. Lucas
	Name:	William R. Lucas
	Title:	Vice President

HARBINGER CAPITAL PARTNERS MASTER FUND I., LTD. By: Harbinger Capital Partners Offshore Manager, L.L.C. By: HMC Investors, L.L.C., Managing Member
By:	/s/ William R. Lucas
	Name:	William R. Lucas
	Title:	Senior Vice President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. By: Harbinger Capital Partners Special Situations GP, LLC By: HMC — New York, Inc., Managing Member
By:	/s/ William R. Lucas
	Name:	William R. Lucas
	Title:	Senior Vice President

INDEX TO EXHIBITS

(a)(1)	Offer to Purchase, dated Tuesday, May 22, 2007.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Form of Summary Advertisement as published on Tuesday, May 22, 2007 in The Wall Street Journal.*

(a)(8)	Materials posted on Openwave Tender Offer Information Website.**

(a)(9)	Press Release, dated May 25, 2007, announcing launch of Openwave Tender Offer Information Website.**

(a)(10)	Press Release, dated June 6, 2007, announcing that Harbinger will host a conference call and webcast on June 7, 2007 concerning its tender offer for Openwave.***

(a)(11)	Presentation in connection with conference call and webcast held on June 7, 2007.****

(a)(12)	Press release, dated June 7, 2007, announcing extension of Harbinger’s Tender Offer for Openwave and clarification of the Offer price.*****

(a)(13)	Transcript of conference call and webcast held on June 7, 2007.+

(a)(14)	Press release, dated June 14, 2007, announcing proposed members of Openwave’s board of directors.++

(a)(15)	Updates to presentation materials previously filed on June 7, 2007.+++

(a)(16)	Press release, dated June 20, 2007, encouraging stockholders to tender shares today.

(d)(1)	Agreement and Plan of Merger, dated May 21, 2007, by and among Oreo Acquisition Co., LLC, BridgePort Networks, Inc., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Polaris Venture Partners IV, L.P., Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., General Catalyst Group II, L.P., GC Entrepreneurs Fund II, L.P., Toronto Dominion Capital (U.S.A.), Inc., BCE, Inc., Michael Mulica, Edward Battle, Todd Carothers, Steven Blumenthal, Robert Day and Andre de Verteail*

(d)(2)	Agreement, dated May 21, 2007, by and among Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Polaris Venture Partners IV, L.P., Polaris Venture Partners Entrepreneurs’ Fund IV, L.P., General Catalyst Group II, L.P., GC Entrepreneurs Fund II, L.P., Toronto Dominion Capital (U.S.A.), Inc., BCE, Inc., Michael Mulica, Edward Battle, Todd Carothers, Steven Blumenthal, Robert Day and Andre de Verteail*

*	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on May 22, 2007

**	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on May 25, 2007

***	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on June 6, 2007

****	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on June 7, 2007

*****	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on June 7, 2007

+	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on June 8, 2007

++	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on June 15, 2007

+++	Incorporated by reference to the Schedule TO filed with the Securities and Exchange Commission by Purchaser, Harbinger Master Fund and Harbinger Special Situations Fund on June 18, 2007